Western Copper and Gold Corporation

(An exploration stage company)

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian dollars)

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Western Copper and Gold Corporation (the "Company") have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has developed and maintains a system of internal control to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  Further information on the Company's internal control over financial reporting and its disclosure controls is available in management's report on internal control, which follows.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board's review is accomplished primarily through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

The Company's independent auditors, PricewaterhouseCoopers LLP, have audited the Company's consolidated financial statements on behalf of the shareholders and their report follows.

/s/ Paul West-Sells	/s/ Varun Prasad
Paul West-Sells President and Chief Executive Officer	Varun Prasad Chief Financial Officer

March 24, 2022

Vancouver, Canada

Management’s Report on Internal Control over Financial Reporting

Management of Western Copper and Gold Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting.  The Securities and Exchange Act of 1934, in Rule 13a-15(f) and 15d-15(f) thereunder, defines this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and directors of Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that may have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis.  Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021, based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control - Integrated Framework (2013).  Management also assessed the effectiveness of its disclosure controls and procedures.

Based on these assessments, management concludes that the Company's internal control over financial reporting and its disclosure controls and procedures was not effective as of December 31, 2021 due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.  He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the Audit Committee has agreed, that taking into account the present stage of Western Copper and Gold Corporation's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the material weakness at this time.

/s/ Paul West-Sells	/s/ Varun Prasad
Paul West-Sells President and Chief Executive Officer	Varun Prasad Chief Financial Officer

March 24, 2022

Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Western Copper and Gold Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Western Copper and Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders' equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(/s/PricewaterhouseCoopers LLP)

Chartered Professional Accountants

Vancouver, Canada

March 24, 2022

PCAOB ID: 271

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

CONSOLIDATED BALANCE SHEETS

		December 31, 2021	December 31, 2020
	Note	$	$
ASSETS

Cash and cash equivalents		30,688,210	28,647,190
Short-term investments	4	16,073,639	-
Marketable securities	5	1,104,400	736,960
Other assets		860,529	677,905
CURRENT ASSETS		48,726,778	30,062,055

Right-of-use assets		413,047	-
Exploration and evaluation assets	6	66,348,061	53,748,013

ASSETS		115,487,886	83,810,068

LIABILITIES

Accounts payable and accrued liabilities		2,228,673	1,181,866
Current portion of lease obligation		171,167	-
Flow-through premium liability	7	759,525	1,408
CURRENT LIABILITIES		3,159,365	1,183,274

Lease obligations		262,151	-

LIABILITIES		3,421,516	1,183,274

SHAREHOLDERS' EQUITY

Share capital	8	183,190,992	150,897,421
Contributed surplus		35,472,638	34,617,746
Deficit		(106,597,260)	(102,888,373)

SHAREHOLDERS' EQUITY		112,066,370	82,626,794

LIABILITIES AND SHAREHOLDERS' EQUITY		115,487,886	83,810,068

Approved by the Board of Directors

/s/ Ken Williamson Director	/s/ Klaus Zeitler Director

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,		2021	2020
	Note	$	$

Depreciation		103,261	-
Filing and regulatory fees		271,405	204,967
Office and administration		598,300	230,577
Professional fees		371,168	150,210
Rent and utilities		-	120,178
Share-based payments	10b	1,240,229	557,101
Shareholder communication and travel		778,266	306,227
Wages and benefits	11	1,807,788	1,175,802

CORPORATE EXPENSES		5,170,417	2,745,062

Foreign exchange loss		11,153	7,237
Interest income		(207,960)	(14,115)
Flow-through premium recovery	7	(897,283)	(128,367)
Unrealized gain on marketable securities	5	(367,440)	(576,460)

LOSS AND COMPREHENSIVE LOSS		3,708,887	2,033,357

Basic and diluted loss per share		0.03	0.02

Weighted average number of common shares outstanding		144,266,435	114,929,140

The accompanying notes are an integral part of these consolidated financial statements	- 6 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2021	2020
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(3,708,887)	(2,033,357)

ITEMS NOT AFFECTING CASH
Depreciation		103,261	-
Finance costs		25,620	-
Flow-through premium recovery		(897,283)	(128,367)
Unrealized gain on marketable securities		(367,440)	(576,460)
Share-based payments		1,240,229	557,101
		104,387	(147,726)

Change in non-cash working capital items	12	(264,989)	(188,509)

OPERATING ACTIVITIES		(3,869,489)	(2,369,592)

FINANCING ACTIVITIES

Private placement proceeds	8	33,634,423	6,430,000
Private placement issuance costs	8	(1,560,618)	(179,147)
Exercise of stock options	10a	1,348,500	854,834
Lease payments		(108,610)	-
Equity offering	8	-	28,751,035
Equity offering costs	8	-	(1,170,636)

FINANCING ACTIVITIES		33,313,695	34,686,086

INVESTING ACTIVITIES
Purchase of short-term investments		(16,000,000)	-
Mineral property expenditures		(11,403,186)	(5,311,025)

INVESTING ACTIVITIES		(27,403,186)	(5,311,025)

CHANGE IN CASH AND CASH EQUIVALENTS		2,041,020	27,005,469

Cash and cash equivalents - Beginning		28,647,190	1,641,721

CASH AND CASH EQUIVALENTS - ENDING		30,688,210	28,647,190

The accompanying notes are an integral part of these consolidated financial statements	- 7 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2019	107,636,001	116,908,713	33,942,501	(100,855,016)	49,996,198

Private Placement (note 8b)
Gross proceeds	3,000,000	1,950,000	-	-	1,950,000
Issuance costs	-	(104,490)	-	-	(104,490)
Allocation of warrant value	-	(351,000)	351,000	-	-
Private Placement (note 8b)
Gross proceeds	4,000,000	4,480,000	-	-	4,480,000
Flow-through premium (note 7)	-	(40,000)	-	-	(40,000)
Issuance costs	-	(74,657)	-	-	(74,657)
Equity offering (note 8b)	19,828,300	28,751,035	-	-	28,751,035
Equity offering costs	-	(1,803,636)	-	-	(1,803,636)
Exercise of stock options	1,133,334	1,181,456	(326,622)	-	854,834
Share-based payments	-	-	650,867	-	650,867
Loss and comprehensive loss	-	-	-	(2,033,357)	(2,033,357)

DECEMBER 31, 2020	135,597,635	150,897,421	34,617,746	(102,888,373)	82,626,794

Private Placement (note 8b)
Gross proceeds	11,808,490	25,624,423	-	-	25,624,423
Issuance costs	-	(865,829)	-	-	(865,829)
Private Placement (note 8b)
Gross proceeds	2,670,000	8,010,000	-	-	8,010,000
Flow-through premium (note 7)	-	(1,655,400)	-	-	(1,655,400)
Issuance costs	-	(694,788)	-	-	(694,788)
Exercise of stock options	1,350,000	1,875,165	(526,665)	-	1,348,500
Share-based payments	-	-	1,381,557	-	1,381,557
Loss and comprehensive loss	-	-	-	(3,708,887)	(3,708,887)

DECEMBER 31, 2021	151,426,125	183,190,992	35,472,638	(106,597,260)	112,066,370

The accompanying notes are an integral part of these consolidated financial statements	- 8 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

1.      NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 1200 - 1166 Alberni Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project.  While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The financial statements are prepared under the historical cost convention.

These financial statements were approved for issue by the Company's board of directors on March 24, 2022.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the year. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators for the year ended December 31, 2021 and December 31, 2020.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

3. ACCOUNTING POLICIES

a. Summary of significant accounting policies

The Company's principal accounting policies are outlined below:

(i) Basis of consolidation

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. All significant intercompany transactions and balances are eliminated.

The consolidated financial statements of the Company include Western Copper and Gold Corp., Casino Mining Corp., and Ravenwolf Resource Group Ltd.

(ii) Presentation currency

The Company's presentation currency is the Canadian dollar ("$"). The functional currency of Western and its significant subsidiaries is the Canadian dollar.

(iii) Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency ("foreign currencies") are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, foreign currency denominated monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

(iv) Share-based payments

The Company grants stock options, restricted share units ("RSUs") and deferred share units ("DSUs") to buy common shares of the Company to directors, officers, employees and consultants. The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments. The fair value of stock options is calculated using the Black-Scholes option pricing model and the fair value of RSUs and DSUs are determined based on the closing price of the shares on the day of grant. These costs are charged to the statement of loss or, if appropriate, are capitalized to exploration and evaluation assets over the stock option vesting period with an offsetting entry to contributed surplus. The Company's allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

If the stock options are exercised, the value attributable to the stock options is transferred to share capital.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

(v) Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (i.e. timing differences). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of loss in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

(vi) Flow-through shares

Canadian income tax legislation permits an enterprise to issue securities, referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related qualifying resource expenditures. The Company accounts for flow-through premium, i.e. the price paid for the flow-through shares in excess of the market value of the shares without flow-through features is credited to other liabilities. Flow-through premium is recognized in other income when qualifying expenditures are incurred.

(vii) Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed in the same way as basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive. Given the loss situation, potential shares are antidilutive.

(viii) Long-lived assets

1. Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of-production method.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mining leases or permits.

Proceeds received from the sale of royalties, tax credits, or government assistance programs are recognized as a reduction in the carrying value of the related asset when the proceeds are more likely than not to be received. If proceeds received is in excess of the carrying value of the related asset after impairment the amount received is recorded as a credit in the statement of loss in the period in which the payment is more likely than not to be received.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee our title. Property title may be subject to unregistered prior agreements or transfers, and may be affected by undetected defects.

2. Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance expense. The finance expense is charged to the statements of operations over the lease period. The right-of-use asset is depreciated over the shorter of the asset's useful life or the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value of lease payments. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate.

3. Impairment

The Company's exploration and evaluation assets are reviewed for indication of impairment at each balance sheet date in accordance with IFRS 6 - Exploration for and evaluation of mineral resources. If any such indication exists, an estimate of the recoverable amount is undertaken. Recoverable amount is the higher of an asset's fair value less costs of disposal and value in use ("VIU"). If the asset's carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

4.   Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(ix) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(x) Financial instruments

1. Classification and measurement

Financial instruments are recognized when the Company becomes party to a contractual obligation. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI"), or at amortized cost according to the financial instruments' contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss.

Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

The Company classifies its financial instruments as follows:

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)
Financial assets/liabilities	Classification
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Marketable securities	FVTPL
Other assets	Amortized cost
Accounts payable and accrued liabilities	Amortized cost

2. Impairment of financial assets

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Allowances are recognized as impairment gains or losses on the statement of loss.

3. Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are derecognized when, and only when, the Company's obligations are discharged, cancelled or they expire.

(xi) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

4. SHORT-TERM INVESTMENTS

As at December 31, 2021, the Company had $16,000,000 (December 31, 2020 - $nil) invested in Canadian dollar denominated guaranteed investment certificates plus accrued interest of $73,639 (December 31, 2020 - $nil).

5.      MARKETABLE SECURITIES

As at December 31, 2021, the Company held marketable securities with an aggregate market value of $1,104,400 (December 31, 2020 - $736,960), consisting of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $1,075,000 (December 31, 2020 - $700,000) and 168,000 common shares of Granite Creek Copper Ltd. with a market value of $29,400 (December 31, 2020 - $36,960).

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

6.     EXPLORATION AND EVALUATION ASSETS

a.   Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

Certain portions of the Casino property remain subject to certain royalties. The surviving royalties and agreements are as follows:

• 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

b. Exploration and evaluation expenditures

Total
$

DECEMBER 31, 2019	48,375,025

Claims maintenance	25,597
Engineering	168,002
Exploration and camp support	4,693,598
Permitting	128,968
Salary and wages	263,057
Share-based payments	93,766

DECEMBER 31, 2020	53,748,013

Claims maintenance	22,270
Engineering	3,180,020
Exploration and camp support	7,648,920
Permitting	1,326,058
Salary and wages	281,452
Share-based payments	141,328

DECEMBER 31, 2021	66,348,061

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

7.     FLOW THROUGH PREMIUM LIABILITY

The flow-through premium liability balance as at December 31, 2021 of $759,525 (December 31, 2020 - $1,408) arose in connection with the flow-through share offering the Company completed on July 29, 2021. The reported amount is the remaining balance of the premium from issuing the flow-through shares. The flow-through premium is recognized in the statement of loss based on the amount of qualifying flow-through expenditures incurred by the Company.

The Company is committed to incurring on or before December 31, 2022 qualifying Canadian exploration expenses as defined under the Income Act, Canada ("Qualifying CEE") in the amount of $8,010,000 with respect to the flow-through share financing completed on July 29, 2021. None of the Qualifying CEE will be available to the Company for future deduction from taxable income.

As at December 31, 2021, the Company had incurred $4,334,879 of Qualifying CEE and accordingly, recognized flow-through premium recoveries of $897,283 (December 31, 2020 - $128,367). As at December 31, 2021 the Company has a remaining commitment to incur Qualifying CEE of $3,675,121.

On June 1, 2020, the Company completed a flow-through share offering and recorded a flow-through premium liability of $40,000 and committed to incur Qualifying CEE in the amount of $4,480,000. As at December 31, 2021, the Company had incurred all committed expenditures and no longer had a flow-through premium liability associated with this flow-through share offering.

8. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On July 29, 2021, Western completed a brokered private placement of flow-through common shares (the "FT Shares"). The Company issued a total of 2,670,000 FT Shares at a price of $3.00 per FT Share for aggregate gross proceeds of $8,010,000. Issuance costs related to the private placement totaled $694,788. A flow through premium liability of $1,655,400 was recognized. Refer note 8.

On May 31, 2021, Rio Tinto Canada Inc. ("Rio Tinto") completed a strategic investment in Western by way of a private placement of the Company's common shares. The Company sold 11,808,490 common shares at a price of $2.17 per common for gross proceeds of $25,624,423. The Company incurred $865,829 in costs associated with the private placement.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

On November 24, 2020, Western completed an offering of common shares of the Company (the "Offering"). The Company sold 19,828,300 common shares at a price of $1.45 per common share for gross proceeds of $28,751,035. The Company incurred $1,803,636 in costs associated with the Offering.

On June 1, 2020, Western completed a non-brokered private placement of flow-through common shares (the "FT Shares"). The Company issued a total of 4,000,000 FT Shares at a price of $1.12 per FT Share for aggregate gross proceeds of $4,480,000. Issuance costs related to the private placement totaled $74,656. A flow through premium liability of $40,000 was recognized. Refer note 6.

On February 28, 2020, Western issued 3,000,000 units at a price of $0.65 per unit for aggregate gross proceeds of $1,950,000. Each unit consisted of one common share and half of a non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.85 until February 28, 2025. Issuance costs related to the financing totaled $104,490.

The fair value assigned to the warrants was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Warrants issued	1,500,000
Exercise price	$0.85
Market price	$0.73
Expected term (years)	5.0
Expected share price volatility	61.3%
Average risk-free interest rate	1.07%
Expected dividend yield	-

FAIR VALUE ASSIGNED	$351,000

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

9. WARRANTS

a. Warrants

A summary of the Company's warrants outstanding, including changes for the years then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2019	1,452,533	1.75

Issued	1,500,000	0.85
Expired	(1,452,533)	1.75

DECEMBER 31, 2020 and DECEMBER 31, 2021	1,500,000	0.85

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	3.16

DECEMBER 31, 2021	1,500,000	0.85	3.16

10. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans"). Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of commons shares issued and outstanding.

a. Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2021, the Company could issue an additional 4,455,688 stock options under the terms of the stock option plan.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2019	6,150,001	0.96
Granted	2,350,000	1.59
Exercised	(1,133,334)	0.75
Cancelled	(125,000)	1.66
Forfeited	(66,667)	0.90
Expired	(100,000)	0.67

DECEMBER 31, 2020	7,075,000	1.19

Granted	310,000	2.10
Exercised	(1,350,000)	1.00

DECEMBER 31, 2021	6,035,000	1.28

During year ended December 31, 2021 the Company recognized $707,417 in the statement of loss and comprehensive loss (December 31, 2020 - $650,867) and $141,328 was capitalized (December 31, 2020 - $93,766) in the exploration and evaluation assets in relation to stock options.

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.75 - $0.90	1,925,000	0.87	2.43
$1.11 - $1.20	1,775,000	1.19	1.40
$1.41	200,000	1.41	3.86
$1.66	1,825,000	1.66	3.57
$1.85 - $2.22	310,000	2.10	4.61

DECEMBER 31, 2021	6,035,000	1.28	2.63

Average share price for options exercised during the year was $2.02 (December 31, 2020 - $1.23). Of the total stock options outstanding, 4,308,326 were vested and exercisable at December 31, 2021. The weighted average exercise price of vested stock options is $1.12 and the average remaining contractual life is 2.17 years.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

b. Share-based payments

The following is a summary of stock options granted by the Company in 2021 and 2020 and fair value assigned to each grant. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions.

	October 1,	July 19,	November 9,	July 27,	June 11,
Inputs and assumptions	2021	2021	2020	2020	2020

Stock options granted	100,000	210,000	200,000	1,950,000	200,000
Exercise price	$1.85	$2.22	$1.41	$1.66	$1.11

Market price	$1.85	$2.17	$1.41	$1.61	$1.11
Expected option term (years)	3.0	3.0	3.0	3.0	3.0
Expected stock price volatility	62.2%	62.1%	58.0%	56.6%	49.7%
Average risk-free interest rate	0.65%	0.57%	0.31%	0.29%	0.27%
Expected forfeiture rate	-	-	-	-	-
Expected dividend yield	-	-	-	-	-

FAIR VALUE ASSIGNED	$77,000	$186,000	$109,000	$1,159,000	$75,000

c. Restricted Share Units

During the year, the Company granted RSUs in accordance with the RSU plan approved in the shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date. These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at December 31, 2021, the Company could issue an additional 2,106,313 RSUs under the RSU Plan. A summary of the Company's RSUs outstanding and the changes for the years then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2019 and 2020	-

RSUs Granted	239,100

DECEMBER 31, 2021	239,100

In relation to RSUs, the Company recognized an expense of $170,422 during the year ended December 31, 2021, (December 31, 2020 - Nil) in the statements of loss and comprehensive loss.

d. Deferred Share Units

Only directors of the Company are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company. DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at December 31, 2021, the Company could issue an additional 1,787,511 DSUs under the DSU Plan.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

Number of shares issuable

DECEMBER 31, 2019 and 2020	-

DSUs Granted	167,000

DECEMBER 31, 2021	167,000

In relation to DSUs, the Company recognized an expense of $362,390 during the year ended December 31, 2021, (December 31, 2020 - Nil) in the statements of loss and comprehensive loss.

11. KEY MANAGEMENT COMPENSATION

The Company's related parties include its directors and officers, who are the key management of the Company. The remuneration of key management was as follows:

For the year ended December 31,	2021	2020
	$	$
Salaries and director fees	1,580,676	968,769
Share-based payments	1,128,330	520,255

KEY MANAGEMENT COMPENSATION	2,709,006	1,489,024

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized in the statement of loss and comprehensive loss during the years presented above.

During the year ended December 31, 2020, a director of the Company was indirectly paid $270,000 for marketing and financial advisory services.

12. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash working capital items

For the year ended December 31,	2021	2020
	$	$
Change in other assets	26,203	(329,382)
Change in accrued interest	(73,639)	-
Change in accounts payable and accrued liabilities related to operations	(217,553)	140,819

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	(264,989)	(188,509)

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

13.   SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties. All interest income is earned in Canada and all assets are held in Canada.

14.   INCOME TAXES

a.   Rate reconciliation

The income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss and comprehensive loss. A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

For the year ended December 31,	2021	2020

Statutory tax rate	27.00%	27.00%

Loss before taxes	3,708,888	2,033,357

Income tax recovery calculated at statutory rate	1,001,400	549,006

Non-deductible expenditures	(335,976)	(151,318)
Flow-through premium	242,266	34,659
Other	218,046	149,972
Unrecognized tax benefit	(1,125,736)	(582,319)

INCOME TAX	-	-

b. Deferred income tax asset and liabilities

The significant components of the Company's net deferred income tax asset and liabilities are as follows:

As at December 31,	2021	2020
	$	$
Deferred tax assets:
Operating losses carried forward	7,153,971	5,978,083
Share issuance costs	703,456	564,935
Other items	403,439	253,319

DEFERRED TAX ASSET	8,260,866	6,796,337

Deferred tax liabilities
Mineral property interests	1,999,946	927,624
Marketable securities	96,647	47,042

DEFERRED TAX LIABILITY	2,096,593	974,666

Unrecognized Deferred tax assets	6,170,273	5,821,671

UNRECOGNIZED DEFERRED INCOME TAX ASSET	6,170,273	5,821,671

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

c. Non-capital losses

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years. These losses totaled $26.5 million as at December 31, 2021 (2020 - $22.1 million) and will expire between 2030 and 2040.

15.   CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the year. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital restrictions.

16. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. Cash and cash equivalents and short-term investments are in Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements represents Western's maximum exposure to credit risk.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in Canadian dollars)

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.

As at December 31, 2021 and 2020, the carrying amounts of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).